Exhibit 99.1

Filed by Renegy Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 000-31953
Subject Company: Catalytica Energy Systems, Inc

FOR IMMEDIATE RELEASE

CONTACT:	Megan Meloni Investor Relations (650) 631-2847

CATALYTICA ENERGY SYSTEMS ANNOUNCES DEFINITIVE AGREEMENT TO COMBINE
WITH RENEWABLE ENERGY COMPANY

TEMPE, Ariz. (May 8, 2007) – Catalytica Energy Systems, Inc. (NASDAQ: CESI), a provider of innovative products and services to meet the growing demand for clean energy production, announced today the signing of a definitive agreement pursuant to which the renewable energy divisions of NZ Legacy, LLC (a privately owned Arizona land and energy development company), which include Snowflake White Mountain Power, LLC, Renegy, LLC, and Renegy Trucking, LLC, businesses engaged in creating and operating renewable energy power projects and harvesting biomass fuel, will combine with Catalytica Energy Systems in an all-stock transaction. The combined companies will operate under a holding company to be called Renegy Holdings, Inc.

Upon completion of the proposed transaction, the combined company will operate under two divisions focused on clean energy – a division focused on becoming an independent power producer (IPP) of renewable energy, and a division providing emissions compliance services for the coal-fired power generation industry. Under the first division, Renegy’s mission is to utilize existing technology to supply clean, renewable and economical power, with the vision of becoming a leading renewable energy IPP in the U.S. In addition to owning a 24 megawatt (MW) biomass plant, which is currently under construction in Snowflake, Arizona and expected to begin operating in the first half of 2008, Renegy will endeavor to create multiple renewable energy projects over a five-year period through acquisition, construction, installation and operation. Future projects will focus primarily on biomass, solar and wind power. The second division will focus on growing its SCR catalyst and management services business (SCR-Tech), and continuing to explore strategic opportunities to broaden its reach in the growing market for clean coal technologies.

The transaction, which has been unanimously approved by the Board of Directors of Catalytica Energy Systems, is subject to approval by the stockholders of Catalytica Energy Systems, regulatory approvals and customary closing conditions. Completion of the transaction is expected to:

•	Strategically broaden and diversify the Company’s product and service offerings to include the large and growing renewable energy market, which is estimated to exceed $225 billion by 2016,

•	Provide a significantly larger revenue and asset base,

•	Be accretive to earnings and cash flow per share beginning in 2008,

•	Enable greater financial stability and long-term sustainability, and

•	Strengthen and accelerate the Company’s growth prospects through access to substantially larger markets.

Effective upon the closing of the proposed merger, which is expected in the third quarter of 2007, Rob Zack, president, chief executive officer and chief financial officer of Catalytica Energy Systems, will serve as chief financial officer of the combined company, while Robert (“Bob”) Worsley, president of NZ Legacy, will serve as chairman and chief executive officer. Prior to founding NZ Legacy in March 2002, Mr. Worsley was the founder of SkyMall, Inc. and served as its president and chief executive officer until his retirement in November 2003. During his tenure at SkyMall, Mr. Worsley was successful in leading the Company through a $16 million IPO in 1996 and a $70 million sale to Newscorp’s Gemstar affiliate in 2001, and growing the business to become the largest in-flight catalog company in the United States with

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over $85 million in annual revenues. In addition to his proven track record in building successful businesses, Bob brings to his new role in-depth knowledge of the renewable energy industry, established industry and utility relationships, an entrepreneurial vision, and a demonstrated ability to lead and execute Renegy’s business strategy going forward.

Rob Zack, commented, “Consistent with our previously stated corporate growth objectives, we are pleased to announce a strategically compelling transaction that we believe will positively impact shareholder value. The merging of our two companies positions us to become a stronger, self-sustaining business over the long-term with the critical mass necessary to realize corporate overhead cost efficiencies. Further, this transaction enables us to broaden our clean energy vision and pursue an expanded direction for the business in the rapidly developing renewable energy market. In addition to significantly increasing the Company’s top and bottom lines through stronger, more predictable revenue and profit streams, this merger provides a strong foothold in the renewable energy industry and a solid foundation to pursue multiple additional project opportunities for future growth. Bob and I share a common vision for the future of Renegy and I look forward to working closely with him to leverage our companies’ assets as we strive to create increased value for our stakeholders.”

Commenting on the merger, Bob Worsley, stated, “We are eager to join forces with Catalytica Energy Systems to pursue a broader growth strategy and expansion into the renewable energy marketplace. The worldwide market for renewable energy is estimated to grow from approximately $55 billion in 2007 to more than $225 billion by 2016, positioning renewable energy to become the fastest growing sector in the energy market over the next decade. In the U.S., in particular, an increased focus on climate change, environmental awareness, energy independence and security are driving significant market growth. Renewable Portfolio Standards (RPS) or voluntary goals for adopting renewable energy are already in place in 23 states plus the District of Columbia, representing over 65% of the U.S. population, requiring that utilities obtain as much as 30% of their electricity from renewable sources within the next 10 years. Increased demand for fuel diversity is also creating significant opportunities as utilities recognize that securing power from multiple generation plants, including renewable sources, can play an important role in helping to protect against price volatility and supply uncertainty.”

Worsley continued, “I am very excited to have the opportunity to lead Renegy and to work with Rob and our combined teams to capitalize on the substantial market opportunities we see ahead and to become part of the solution to ensuring a future of sustainable energy for generations to come. Under Rob’s leadership, Catalytica Energy Systems was successful in restructuring its operations and improving its financial performance, creating an excellent platform for our growth strategy. This combination will provide a stronger financial platform and broader access to financing opportunities for future renewable energy projects to accelerate corporate growth. I am also pleased with the solid foundation that has been established within the Company’s SCR-Tech division and the significant progress that has been made over the past year to position the business for growth in a rapidly developing clean coal market.”

NZ Legacy’s renewable energy assets include the Snowflake White Mountain Power (SWMP) plant, a 24 MW biomass plant under construction outside of Snowflake, Arizona, along with Renegy and Renegy Trucking, forest logging and trucking companies created to harvest, collect and supply biomass fuel to the SWMP plant. The $70 million SWMP plant is scheduled to be completed and begin producing electrical power in the first half of 2008. The plant has two long-term power purchase agreements (PPAs) in place with Arizona Public Services (APS) and Salt River Project (SRP), Arizona’s two largest electric utilities. The PPAs guarantee that all of the power generated over a 20-year term is pre-sold, providing for a predictable future revenue stream subject to fuel availability. The plant will be located at the site of a paper mill owned by Abitibi, the largest newsprint manufacturer in the world. Recycled paper sludge from this mill will provide approximately 50% by weight of the fuel to be used by the plant. The remaining approximately 50% of the fuel will come from the surrounding National Forests in the form of woody waste material harvested from fire damaged Federal lands and forest thinning projects. NZ Legacy currently has in place 18 open and completed contracts with the U.S. Forest Service, either

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directly or as a subcontractor, for the collection, harvesting, chipping / grinding and hauling of woody waste material. Additionally, NZ Legacy has contracts to manage and collect material from several community green waste sites, and collects material from the waste generated by Renegy’s and other area sawmills. Three years worth of fuel in the form of logs, wood chips and grindings is being stored prior to the start-up and commissioning of the plant. Already, more than 270,000 tons of fuel has been stored to date.

Construction and implementation of the SWMP plant and related assets has been financed through $20 million in equity contributed by Bob Worsley and $53 million in secured, non-recourse debt, including $40 million in tax free industrial development bonds and a $13 million term loan with an 18-year amortization schedule. Once fully operational, the estimated debt payback period of the plant is approximately nine years based on revenues derived from its long-term PPAs.

Multiple other renewable energy project opportunities are currently being explored in the Western and Southwestern U.S., including additional biomass plants along with anaerobic digester, concentrating solar and wind projects. Future projects will be opportunistic and will seek to:

•	Focus on centralized, utility-scale electricity generation,

•	Utilize technology proven in commercial-scale operation,

•	Secure pre-sold power contracts through long-term PPAs,

•	Be debt financed with non-recourse project financing, to the extent possible,

•	Be close to transmission/distribution lines, and

•	Have long-term fuel sources secured (for biomass projects).

Transaction Structure

Upon completion of the merger, stockholders of Catalytica Energy Systems will own approximately 41.5% of the outstanding stock of the combined entity, and NZ Legacy will own approximately 58.5%. Additionally, Mr. Worsley will receive warrants to acquire shares of stock at $2.34 per share, which, if exercised in full, will increase his ownership to approximately 70%. The warrants are divided into three equal parts, with the first one-third scheduled to vest upon the commissioning of the SWMP plant by July 2008, and the remaining two-thirds scheduled to vest upon the commissioning or acquisition of additional renewable energy facilities. The Board of Directors of the combined company will consist of five independent representatives from Catalytica Energy Systems’ current Board, Mr. Worsley, and a new appointee expected to come from the renewable energy industry. Renegy will apply for listing on the Nasdaq Global Market.

Howard Frazier Barker Elliot, Inc. served as financial advisor to Catalytica Energy Systems and provided a fairness opinion to its Board of Directors, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, acted as the principal legal advisor to Catalytica Energy Systems for this transaction. Alare Capital Partners, LLC and Squire, Sanders & Dempsey LLP served as financial and legal advisors to NZ Legacy, respectively.

Under the terms of the merger agreement, Catalytica Energy Systems may solicit proposals for an acquisition of Catalytica Energy Systems from third parties during the next 30 days. Catalytica Energy Systems’ Board of Directors, with the assistance of its independent advisors, intends to actively solicit proposals during this period. There can be no assurances that the solicitation of proposals will result in an alternative transaction. Catalytica Energy Systems does not intend to disclose developments with respect to this solicitation process unless and until its Board of Directors has made a decision regarding any alternative proposals. Parties interested in securing additional information regarding this solicitation may contact Dan Shea of Hadley Partners, Inc. at (310) 321-7120.

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About NZ Legacy

NZ Legacy owns 86,000 acres of Arizona and New Mexico land and more than one million acres of mineral rights spread across Arizona, New Mexico and Colorado. Bob Worsley purchased the rural land assets of New Mexico and Arizona Land Company, Inc. in March 2002 and subsequently formed NZ Legacy and its fifteen operating subsidiaries, including three focused on renewable energy projects and harvesting biomass material – Snowflake White Mountain Power, LLC, Renegy, LLC, and Renegy Trucking, LLC. Find NZ Legacy on the Worldwide Web at www.NZLegacy.com.

About Catalytica Energy Systems

Catalytica Energy Systems, based in Tempe, Arizona, provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through its SCR-Tech subsidiary (www.SCR-Tech.com), the Company offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs. Find Catalytica Energy Systems on the Worldwide Web at www.CatalyticaEnergy.com.

Additional Information and Where to Find It

This document does not constitute an offer of any securities for sale. The proposed transaction will be submitted to the stockholders of Catalytica Energy Systems, Inc. for their consideration. In connection with the proposed merger, Renegy Holdings, Inc. will file a registration statement, a proxy statement / prospectus and other materials with the Securities and Exchange Commission (SEC). CATALYTICA ENERGY SYSTEMS URGES INVESTORS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CATALYTICA ENERGY SYSTEMS, SNOWFLAKE WHITE MOUNTAIN POWER, RENEGY, RENEGY TRUCKING, AND THE PROPOSED TRANSACTION. Investors may obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Catalytica Energy Systems in connection with today’s announcement of the transaction and any other documents filed with the SEC when they become available. Investors will be able to obtain free copies of the proxy statement / prospectus (when available) as well as other filed documents containing information about Catalytica Energy Systems at http://www.sec.gov, the SEC’s public website. These SEC filings may also be obtained free of charge on Catalytica Energy Systems’ Web site at http://www.CatalyticaEnergy.com or by calling the Company’s investor relations department at (650) 631-2847.

Participants in the Solicitation

Catalytica Energy Systems and its executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Catalytica Energy Systems with respect to the proposed merger. Information regarding the officers and directors of Catalytica Energy Systems is included in Amendment No 1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on April 30, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the proxy statement / prospectus and other materials to be filed with the SEC in connection with the proposed merger.

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This news release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. These statements include, but are not limited to, those regarding the prospects and timing associated with consummation of the proposed merger; completion of construction and commissioning of the SWMP biomass power plant and its ability to begin producing electrical power in the first half of 2008; the financial effects of the merger, including accretion to earnings and cash flows and the combined company’s financial stability; the ability of the combined company to execute future power projects, demand for renewable energy and fuel sources for the biomass plant. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, among others, the risk that we will not be able to close the transaction, delays in the completion and commissioning of the SWMP plant; diversion of management’s attention away from other business concerns; the assumption of any undisclosed or other liabilities in connection with the transaction; the risks associated with the development, generally, of the combined company’s overall strategic objectives; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services, including construction delays and the ability of the combined company to secure adequate fuel for the biomass plant; changes in the environmental requirements relating to certain emissions; and the other risks set forth in the Company’s most recent Form 10-KSB and subsequent Forms 10-QSB and the Registration Statement on Form S-4 relating to the Transaction (when it becomes available), filed with the Securities and Exchange Commission. Further, the Company expects to incur substantial transaction and merger related costs associated with completing the merger and combining the operations of the two companies. Expected benefits of the merger may not be achieved in the near term, or at all. The combined company will have a significant amount of debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds, including funds for new projects. In addition, a trust controlled by Bob Worsley will own a controlling interest in the Company and will be able to exert significant influence over the business of the Company. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release.

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